ISSUED ON BEHALF OF REED ELSEVIER PLC

27 April 2010

Director/PDMR Shareholding

Reed Elsevier Group plc today made a grant of options under its Save As You Earn Option scheme (SAYE scheme) over shares in Reed Elsevier PLC. The SAYE scheme is an all-employee savings/option plan, designed to give eligible UK employees the opportunity to save towards acquiring Reed Elsevier shares at the end of a 3 or 5 year savings period at a 20% discount, set at the time of invitation. The SAYE scheme was approved by Reed Elsevier PLC shareholders in 2003.

The following options were granted under the SAYE scheme at 417.60p per share:

Director	Options	Exercisable
Mark Armour	2,173	1/8/2013 – 1/2/2014
PDMR	Options	Exercisable
Julian Ashworth	869	1/8/2013 – 1/2/2014
Mike Rusbridge	3,723	1/8/2015 – 1/2/2016